Filed by Terminix Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

(Commission File No. 001-36507)

Date: December 14, 2021

[The following communication was made available by Terminix Global Holdings, Inc. to its employees on December 14, 2021]

Teammate Letter

Terminix Nation,

I am writing to share some important and exciting news regarding the future of our company and our path to becoming a global leader in the pest management industry. We have entered into a definitive agreement to join forces with Rentokil Initial, an industry-leading provider of pest management and solutions for commercial and residential customers. Attached is an infographic that provides an overview of the transaction as well as the compelling strategic and financial benefits of becoming a larger, global company positioned for growth.

This is an important milestone for Terminix – and I believe it will be a win for all stakeholders, including you, our valued teammates. For those who aren’t familiar, Rentokil Initial is a highly regarded leader in our industry. It is headquartered in the United Kingdom and has operations in 87 countries around the world, including over 90 of the world’s 100 largest cities. Its team comprises approximately 44,500 employees, and over 1,800 local service teams across the world.

Rentokil Initial’s strong international operations and global commercial pest control offerings are highly complementary to Terminix and our leading positions in residential and commercial pest management services in the United States. It’s the perfect match – Rentokil Initial brings international commercial strength and expertise, and we bring our strong brand and expertise in both residential and commercial pest management in the United States. Together, as a larger organization, we will be better positioned to support customers with a more comprehensive offering while accelerating investments in growth and technology. We are confident that joining Terminix with Rentokil Initial will better position us to offer superior, leading edge pest management solutions and best-in-class service for customers. Terminix is known for its strong commitment and passion for customer service – that is why Rentokil Initial was willing to offer such a significant premium of 47% over Terminix’s closing share price yesterday to our shareholders.

I also want to emphasize that Terminix teammates will continue to be our greatest asset and play a significant role in growing our combined business. The Rentokil Initial management team has demonstrated how much they value the Terminix brand, our people, experience, and capabilities. We are especially pleased that, as part of a larger and more comprehensive business, our teammates will have enhanced opportunities for professional development and career advancement. Rentokil Initial has a long history of treating its people well, having previously been voted as the #1 place to work in the United Kingdom. We hope you share our excitement about our path forward, which we believe will transform the pest management industry.

It remains business as usual for all of us at Terminix until the closing of the merger. The transaction is expected to close in the second half of 2022 and is subject to customary conditions including regulatory and shareholder approvals. Until then, we will continue to operate as an independent, standalone company and execute against our strategic priorities. We are fully committed to CxP, the Terminix Way, Terminix University, and the Culture initiatives underway.

I am counting on all of you to remain focused on your day-to-day responsibilities, delivering for our customers and each other to improve the lives of others by protecting that which is most valuable – families, homes, businesses, and the environment.

Please keep in mind that this is only day one. There are many decisions yet to be made and in the coming months we will be working with leaders from both companies to develop a detailed and thoughtful integration plan to bring our companies together upon closing of the transaction and make the post-closing transition as seamless as possible. We will keep you informed as we have updates to share.

I know that you’ll have a lot of questions about this news and what it means for our company and for you personally. To share more details on the news, we’ll be hosting townhall meeting later today at 1:00 PM CT and we encourage you all to join. In the meantime, we have prepared the attached Deal Summary [LINK] and FAQs below to address some of your immediate questions. If you have additional questions, please reach out to your manager.

This announcement may lead to increased interest from outside parties, and it is very important that we speak with one voice. Please refer any investor or analyst inquiries to Jesse Jenkins at jesse.jenkins@Terminix.com and any media inquiries to james.robinson@Terminix.com.

This is a very exciting time for Terminix and I’m looking forward to realizing the benefits of this transformative transaction. As always, thank you each for your continued dedication and commitment to Terminix Nation.

Brett Ponton

CEO

Terminix

1.	What was announced today?
•	Terminix has entered into a definitive agreement to join forces with Rentokil Initial, an industry-leading provider of pest management and solutions for commercial and residential customers.
•	This is an important milestone for Terminix – one that we believe will be a win for all stakeholders, including you, our valued teammates.
•	It’s the perfect match: Rentokil Initial brings international commercial strength and expertise, and we bring our strong brand and expertise in both residential and commercial pest management in the United States.

2.	Who is Rentokil Initial? Why is Rentokil Initial joining with Terminix?
•	Rentokil Initial is an industry-leading provider of pest control services and solutions for commercial and residential customers.
•	Rentokil Initial is headquartered in the United Kingdom and has operations in 87 countries around the world, including over 90 of the world’s 100 largest cities.
•	Its team comprises approximately 44,500 employees, and over 1,800 local service teams across the world.
•	Rentokil Initial has a long history of treating its people well and has previously been voted as the #1 best place to work in the UK.
•	Together, we will create a global leader with a large and loyal customer base across residential and commercial pest management.

3.	What are the benefits of the combination? How does Rentokil Initial fit into Terminix’s strategy?
•	This merger will combine Rentokil Initial’s strong international operations and global commercial pest control offerings with the Terminix brand and our leadership in residential and commercial pest management services in the United States, particularly termite.
•	By bringing together our two highly complementary companies, we will create a global leader with a large and loyal customer base across residential and commercial pest management.
•	Terminix will also be better positioned as part of a larger organization with global scale to invest in growth and technology, while providing leading-edge pest management solutions and best-in-class service for customers.

•	Terminix is known for its strong commitment and passion for customer service – that is why Rentokil Initial was willing to offer such a significant premium to our shareholders.
•	This is the next step in Terminix’s journey toward becoming a leader in the global pest control industry.
•	In the U.S, the combined company would be a $3B organization, with revenues made up of roughly two-thirds Terminix and one-third Rentokil Initial.
•	Importantly, we expect that combining forces with Rentokil Initial will create many exciting career development and professional advancements opportunities for all of you – our teammates.

4.	What does this mean for Terminix teammates? How will this announcement impact my day-to-day responsibilities and/or my reporting structure? Should we expect changes to our organization as a result of this transaction?
•	Until the closing of the transaction, which we expect to occur in the second half of 2022, it remains business as usual for all of us at Terminix.
•	You should expect little to no change in your day-to-day routine and reporting structure as a result of this announcement.
•	We are fully committed to CxP, the Terminix Way, Terminix University, and the Culture initiatives underway.
•	Please keep in mind that this is only day one, and until the closing, Terminix remains a separate and independent company. We are counting on you to remain focused on delivering for our customers and each other.
•	Post-close, we expect a thoughtful and deliberate integration process over the next three years.
•	We will keep you informed as we have updates to share.

5.	Will there be any changes to our strategy or culture?
•	This transaction does not change what makes us Terminix.
•	Rentokil Initial is a highly complementary partner that shares our commitment to our teammates, who will continue to be our greatest asset and play a significant role growing our combined business.
•	In fact, Terminix and Rentokil Initial share similar cultures and strong heritages, and this transaction will bring together the talent and capabilities of both organizations.
•	The combined company will draw on the array of talent and experience from both organizations—a true best-of-breed approach.
•	Rentokil Initial has a long history of treating its people well and has previously been voted as the #1 best place to work in the UK.
•	Moving forward, we will continue to execute against our strategic priorities, and are fully committed to CxP, the Terminix Way, Terminix University, and the Culture initiatives underway.

6.	Will there be any changes to Terminix’s name or brand identity?
•	Importantly, the Rentokil Initial management team has demonstrated how much they value the Terminix brand, our people, experience, and capabilities.
•	We just announced this merger today and we are excited about the prospects of creating a global leader in pest control and hygiene & wellbeing.

7.	Upon closing, who will lead Terminix? Will the management team change?
•	We just announced the transaction– there are still many decisions to be made and we do not have all the answers today.
•	We can tell you that Andy Ransom, currently CEO of Rentokil Initial, will be CEO of the combined company.
•	Both Rentokil Initial and Terminix are built on the strength of their people, who are the most important assets of each business.
•	The combined company will be led by a proven and senior management team and will draw on the array of talent and experience from both organizations.

8.	What will Brett Ponton’s role be in the combined company?
•	Working with Terminix Nation has been one of the highlights of Brett’s career.
•	He is excited about the added opportunities to better serve customers and care for teammates through this combination with Rentokil Initial.
•	Brett believes in the incredible power of the Terminix and Rentokil Initial combination. He will continue to lead Terminix toward closing this important transaction and is committed to supporting the post-close integration effort, working with the Rentokil Initial team to accomplish our objectives.

9.	Will there be changes in branch locations or branch support center?
•	We just announced the transaction– there are still many decisions to be made and we do not have all the answers today.
•	While the combined company will be incorporated, headquartered and domiciled in the UK, it is expected to also maintain its substantial presence in Memphis, Tenn., Reading, Penn., and Charlotte, NC, and across its branches throughout the U.S.
•	Post-close, there will be an integration period and that process would determine which, if any, branch locations can be co-located.

10.	Will our headquarters change once the transaction closes?
•	The combined company will be headquartered in the UK.
•	The combined company is also expected to maintain its substantial presence in Memphis, TN, Reading, PA and Charlotte, NC, as well as throughout the U.S across its branches.
•	We will continue to keep you updated and provide further details as we move forward.

11.	Will there be changes to employee compensation, benefits and plans as a result of the transaction?
•	There will be no immediate changes as a result of this announcement. Until the closing of the transaction, Terminix remains a separate and independent company, and it will be business as usual for all of us at Terminix.
•	Our benefit plans will remain in place until December 31 in the year we close. As an employer of choice, Rentokil Initial has a comprehensive total rewards strategy very comparable to Terminix. You will receive further information about Rentokil Initial’s health and welfare benefits in the future.
•	Rentokil Initial has also made certain commitments in the merger agreement to maintain, for at least a minimum period of time after closing, our teammates’ base salaries, aggregate target short-term and long-term incentive compensation, and employee benefits (including severance protections).
•	We will continue to keep you updated and provide further details as we move forward.

12.	What will happen to stock options held by Terminix employees?
•	Under the merger agreement, all teammates’ vested stock options will be cashed out at closing, while unvested Terminix awards will convert into corresponding Rentokil Initial awards and will continue to vest over the remaining vesting period (subject to certain changes to PSUs at closing).
•	We will continue to keep you updated and provide further details as we move forward.

13.	Will there be any changes to our COVID-19 protocols?
•	No, this news does not have any impact on your COVID-19 Safety Guidelines or Business Continuity Plans.

14.	Will there be any changes to our Return to Office/Return to Branch plans?
•	No. At this time, all teammates should plan to begin returning to their offices or branches the first week of January 2022, as planned. Please follow the guidelines already provided to you and/or work with your manager to determine your teams’ return plans.

15.	What does this mean for customers, suppliers, franchisees, and other business partners?
•	Terminix is known for its strong commitment and passion for customer service and together with Rentokil Initial, we will be even better positioned to meet the needs of our customers and deliver the highest quality of service.
•	The combined company will have a more comprehensive service offering across residential and commercial pest management — both locally and around the world.
•	In addition, Rentokil Initial shares Terminix’s commitment to its local communities and the combined company will employ industry-leading ESG practices.
•	For now, until the transaction closes, which is expected to occur in the second half of 2022, Terminix and Rentokil Initial remain independent companies.
•	It is business as usual at Terminix and our best-in-class customer service remains unchanged.

16.	How soon can Rentokil Initial employees interact with Terminix employees?
•	Until the transaction closes, which we expect to occur in the second half of 2022, Terminix will continue to operate as an independent, standalone company and execute against our strategic priorities.
•	It is important to remember that until closing, they remain a competitor, and you must not share confidential and sensitive information with anyone at Rentokil Initial.
•	Please do not reach out to anyone at Rentokil Initial regarding company business matters unless you are specifically instructed to do so.

17.	Can I post on social media about this transaction?
•	Please DO NOT.
•	Because this is a public company transaction, any comments about the Terminix and Rentokil Initial transaction may impact our ability to close the deal.
•	For social media, this includes tweets, re-tweets of articles, blogs, LinkedIn posts, and Facebook posts.
•	You can share our official social posts. However, it is important that you do not make any comments, including in response to media or investor inquiries.

18.	What do I do if I’m contacted by the media, investors or other third parties?
•	Please refer any investor or analyst inquiries to Jesse Jenkins at jesse.jenkins@Terminix.com and any media inquiries to James Robinson at james.robinson@Terminix.com.

19.	Who can I contact if I have more questions?
•	We are committed to keeping you informed and will share important developments as we move through the integration planning process.
•	If you have any additional questions, please reach out to your direct manager.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.